September 9, 2009
James B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	American Physicians Capital, Inc. Form 10-K for the Year Ended December 31, 2008 Form 10-Q for the Quarterly Period Ended March 31, 2009 File No. 000-32057
Dear Mr. Rosenberg,
Our responses to your follow up questions, which we received by phone on August 27, 2009, pertaining to our responses to your original comment letter dated July 29, 2009, are listed below with each question reprinted prior to our response in order to aid your review.
The adequacy and accuracy of the disclosure in our filings is the responsibility of the Company. We acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. We also acknowledge that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
Comment 1
With respect to your response to Part B, prior comment #2, please clarify how you determine the “tolerance threshold” referred to in your revised disclosure.  More specifically, clarify what the specified range is and what happens in the event that a security value falls outside of that range.
Response to Comment 1
The tolerance threshold varies by security type. Our fixed-income securities with Level 2 fair value classifications principally consist of tax-exempt state and municipal securities, high-quality corporate securities and government-enterprise sponsored mortgage backed securities, which have tolerance thresholds of 2%, 5% and 10%, respectively.  Thresholds are selected that are

James B. Rosenberg

tight enough to ensure the reasonableness of the price used to determine fair value, while still allowing some tolerance for differences in assumptions used among the various vendors pricing models.  As mortgage-backed securities are more sensitive to certain valuation model assumptions, such as anticipated interest rate movements and their related impact on principal repayments, the tolerance threshold for mortgage-backed securities is greater than for other security types where prepayment risk is not as significant.
An algorithm is used to evaluate whether the various prices provided by vendors falls within the tolerance threshold. This algorithm looks for commonality among the various prices by evaluating them in order of a provider preference hierarchy, starting with the preferred pricing vendor. If the algorithm finds that there is commonality among the various vendors’ prices, the price from the highest level provider, in terms of the provider preference hierarchy, will be selected. The selected price is then compared to that vendor’s price from the previous day as an added reasonableness check. If the price passes the previous day comparison check, it will become the final selected price used to determine the fair value of the Level 2 fair value security.
If the algorithm does not indicate commonality, or an algorithm indicated price does not pass the previous day price comparison check, than the security is sent to an exception queue for manual review by an analyst.  Such a review will consider the following, among other, factors:
•	How are other sources, such as Bloomberg, pricing this security?

•	What have been the historic prices of the security?

•	Is there any news which would affect the price of the security?

•	How are similar securities being priced?
Based on the results of this review, either the preferred provider’s price will be selected, if it appears reasonable, or the price that represents the least change from the previous day’s price.  If the preferred provider’s price is not used, the analyst will send a confirmation to each vendor that provided a price and ask them to review their price to ensure that they are comfortable with assumptions used in the vendor’s pricing model.  If a vendor indicates a change in assumptions, the process is repeated using the vendor’s new price.  If the repeat of the tolerance threshold evaluation process indicates a change in the security’s price used to determine its fair value, the Company will adjust the security’s fair value prior to the issuance of the financial statements.  Such adjustments are extremely rare.
We will include the above information with regard to the process we use to evaluate the accuracy of prices used to determine fair values in future filings.
Comment 2
With respect to comment #4 we understand that the definition of cash equivalents generally could include commercial paper. Please confirm that you are able to liquidate the commercial paper according to its terms in order to properly classify the commercial paper as cash and cash equivalents.

James B. Rosenberg

Response to Comment 2
The Company’s commercial paper holdings at December 31, 2008 were all direct issues of the issuing corporation.  Historically, direct issue paper has always been able to be sold back to the issuer on a same day basis if needed.  While there’s no formal contractual agreement requiring the issuer to repurchase the paper, it would have a significant adverse effect on the issuer’s reputation in the short-term credit markets if they refused to do so.  In addition, all of our commercial paper at December 31, 2008 was A1/P1 rated.
 At March 31, 2009, approximately one-third of our commercial paper holdings were direct issues, while the other two-thirds were purchased through a broker.  The broker-purchased holdings, although not direct issues, were direct obligations of the issuing corporation, not its finance arm, and were not asset-backed.  All commercial paper holdings at March 31, 2009 were rated A1/P1 and the issuing corporations all had underlying long-term credit ratings at, or above, the A level.
The Company believes it would be able to liquidate its commercial paper holdings to fulfill its cash needs, as it has never been unable to sell A1/P1 paper back to the selling broker, nor has it ever experienced more than a nominal loss when doing so.  Although these are unprecedented times in the financial markets, even during the worst of the financial crisis last Fall, the Company did not observe any major liquidity concerns in the markets for the type of high-quality commercial paper held by the Company.
It is the Company’s policy to purchase only high-quality debt obligations, on both a short and long-term basis.  Should our policy change, or if there is a significant deterioration in the credit quality of one of the issuers of our commercial paper holdings, we intend to make appropriate disclosure of the increased credit risk and reclassify commercial paper issued by such issuer from cash to short-term or long-term investments if the circumstances warranted such a move.
If you have any questions or comments to our response, please contact me at (517) 324-6737, ffreund@apcapital.com or Doug Collins, Controller at (517) 324-6749, dcollins@apassurance.com.
Thank you for your attention to this filing and response.
Sincerely,
/s/ Frank H. Freund
Frank H. Freund
Chief Financial Officer